EXHIBIT 99.1

Valneva Appoints Dipal Patel as Chief Commercial Officer

Saint-Herblain (France), November 17, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the appointment of Dipal Patel as Chief Commercial Officer (CCO) and Management Board member. With this newly created role, Valneva strengthens its management team with a recognized commercial industry leader as the Company advances its chikungunya vaccine candidate towards potential market entry in 2023.

Ms. Patel is an established commercial leader with over 23 years of experience in the pharmaceutical sector covering commercial strategy, execution, market access and lifecycle management. Over her career, she has held roles of increasing responsibilities across multiple countries including the United States, Australia, Belgium, Singapore, Thailand, and the European and emerging markets regions. Since 2019, Ms. Patel has been Global Commercial Head of GSK’s shingles vaccine (Shingrix®), leading a global cross-functional team establishing it as a global brand with significant worldwide expansion.

Thomas Lingelbach, Chief Executive Officer of Valneva, said, “Dipal’s addition to our team represents an important and timely step forward in strengthening Valneva’s commercial and strategic leadership. As the travel industry recovers, Dipal will ensure we are further growing our commercial business and preparing the best market access and launch for our chikungunya vaccine candidate. We are excited to leverage the wealth of knowledge, expertise, and insights she brings, and we look forward to her contributions to the growth and strategic development of the Company.”

Ms. Patel, newly appointed Chief Commercial Officer of Valneva, stated, “The last few years have put an increasing focus on the importance of vaccine preventable diseases. I am excited to be part of an organization with a strong vision to address some of the highest unmet medical needs in infectious diseases. I look forward to working with my new team to drive Valneva’s growth and excel in the upcoming launch and commercialization of our chikungunya vaccine candidate.”

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease and the chikungunya virus.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva,. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.